UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission File Number: 1-1927

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

(Full title of the Plan)

THE GOODYEAR TIRE & RUBBER COMPANY

(Name of Issuer of the Securities)

200 Innovation Way

Akron, Ohio 44316-0001

(Address of Issuer’s Principal Executive Office)

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.	Not applicable.

ITEM 2.	Not applicable.

ITEM 3.	Not applicable.

ITEM 4.	FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2018 and 2017 and for the fiscal year ended December 31, 2018, together with the report of Bober, Markey, Fedorovich & Company, independent registered public accounting firm, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBITS.

EXHIBIT 23.1	Consent of Bober, Markey, Fedorovich & Company, independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

THE GOODYEAR TIRE & RUBBER COMPANY

Plan Administrator of THE GOODYEAR TIRE & RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
June 6, 2019

	By:	/s/ Evan M. Scocos
Evan M. Scocos, Vice President and Controller

ANNEX A TO FORM 11-K

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

FINANCIAL STATEMENTS AND

SUPPLEMENTAL INFORMATION

December 31, 2018 and 2017

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

Note: Certain schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Goodyear Tire & Rubber Company Employee Savings Plan for

Salaried Employees

Akron, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2004.

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

May 31, 2019

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2018 and 2017

(Dollars in Thousands)	2018	2017
Plan’s Interest in Commingled Trust:
Measured at Fair Value	$1,276,754	$1,389,449
Measured at Contract Value	407,390	415,637

Total	1,684,144	1,805,086
Notes Receivable from Participants	33,415	32,291
Contribution Receivable—Employer	1,561	—
Contribution Receivable—Employee	996	196

Net Assets Available for Benefits at Fair Value	$1,720,116	$1,837,573

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2018

(Dollars in Thousands)
Contributions:
Employee	$66,248
Employer	49,913

Total Contributions	116,161
Deductions:
Benefits Paid to Participants or Their Beneficiaries	158,080

Total Deductions	158,080
Interest From Notes Receivable from Participants	1,513
Net Investment Loss From Plan’s Interest in Commingled Trust	(100,732)
Net Transfers From Other Plans	23,681

Net Decrease in Net Assets Available for Benefits During the Year	(117,457)
Net Assets Available for Benefits at Beginning of Year	1,837,573

Net Assets Available for Benefits at End of Year	$1,720,116

The accompanying notes are an integral part of these financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the “Plan”) are maintained on the accrual basis of accounting.

Plan Year

The Plan Year is a calendar year.

Trust Assets

All qualified savings plans sponsored by The Goodyear Tire & Rubber Company (the “Company” or “Goodyear”) in the United States maintain their assets in a master trust entitled The Goodyear Tire & Rubber Company Commingled Trust (the “Commingled Trust”) administered by The Northern Trust Company (the “Trustee”). During 2018, the Company sponsored five savings plans that participated in the Commingled Trust, including the Plan. The Plan’s divided interest in the Commingled Trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee.

Recordkeeper

Empower Retirement, the retirement services business of Great-West Financial, is the recordkeeper of the Plan.

Investment Valuation and Income Recognition

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts (See Note 8). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they initiate permitted transactions under the terms of the plan.

The fair value of investments held by the Commingled Trust is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (See Note 7). The value of the Plan’s interest in the Commingled Trust is based on the beginning of the year value in the Commingled Trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. Investment income (loss) and investment expenses relating to the Commingled Trust are allocated on a daily basis to the Plan based on the Plan’s value in each applicable fund within the Commingled Trust.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Commingled Trust’s gains and losses on investments bought, sold and held during the year.

Notes Receivable from Participants

The Plan document allows notes from participants. These notes are reported at the unpaid principal balance plus accrued interest. Notes are deemed distributions by the Plan when they are determined to be in default.

Concentration of Credit Risk

The Stable Value Fund of the Commingled Trust invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that are intended to maintain stability and liquidity (See Note 8).

The Goodyear Stock Fund invests in the common stock of Goodyear. Significant changes in the price of Goodyear Stock can result in significant changes in the Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

Risk and Uncertainties

The Plan invests in various investment securities which are exposed to risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Subsequent Events

The Plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

NOTE 2—GENERAL DESCRIPTION AND OPERATION OF THE PLAN

Inception

The Plan is a defined contribution plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), and became effective July 1, 1984.

Eligibility

Salaried employees based in the United States are eligible to participate in the Plan after ninety days of continuous service with the Company. Employees of the Company who are covered by a collective bargaining agreement (unless the agreement provides for coverage under the Plan), work in a retail store location, as well as leased employees, are not eligible to participate in the Plan. Newly eligible employees are automatically enrolled at 4% of eligible compensation for the employee deferral, and commencing on the first day of May following their first full calendar year of participation, with annual 1% incremental increases in elective deferrals up to 6% of eligible compensation unless the employee elects otherwise.

Effective January 1, 2017, Wingfoot Commercial Tire Systems, LLC merged with and into the Company and certain former employees of Wingfoot Commercial Tire Systems, LLC became participants in the Plan. Those employees participated in the Wingfoot Commercial Tire Systems, LLC Salaried Employee Savings and Retirement Plan (Wingfoot Salaried Plan) or the Wingfoot Commercial Tire Systems, LLC Hourly Employee Savings and Retirement Plan (Wingfoot Hourly Plan) and the respective account balances from the Wingfoot Salaried Plan and Wingfoot Hourly Plan totaling $27,152,727 were transferred to the Plan during 2018.

On July 1, 2018, Goodyear formed a 50/50 joint venture with Bridgestone Americas, Inc. (“Bridgestone”) that combined the tire wholesale distribution businesses of Goodyear and Bridgestone to create TireHub, LLC (“TireHub”). Effective as of that date, participants in the Plan who became employees of TireHub were no longer eligible for Plan contributions and commenced participation in the TireHub, LLC 401(k) Savings Plan. On October 1, 2018, account balances totaling $3,471,842 for those participants were transferred from the Plan to the TireHub, LLC 401(k) Savings Plan.

Vesting

Employee contributions are fully vested. Employer contributions vest after the participant has completed two years of continuous service with the Company.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Contributions

Eligible employees may elect to contribute from 1% to 50% of earnings, including wages, certain bonuses, commissions, overtime and vacation pay into the Plan, subject to certain limitations under the Internal Revenue Code (“IRC”). In addition, the Plan permits catch-up contributions by participants who have attained age 50 by December 31 of each year. Participating employees may elect to have their contributions invested in any of the funds available for investment under the Plan. The Company calculates and deducts employee contributions from earnings each pay period based on the percent elected by the employee or the automatic enrollment amount as applicable. Employees may change their contribution percent, including suspending contributions, at any time. The change will become effective as soon as administratively possible after it is submitted.

The Plan has been established under Section 401 of the IRC. Therefore, employee (except for Roth 401(k) and post-tax contributions) and employer contributions to the Plan are not subject to federal income withholding tax, but are taxable when withdrawn from the Plan unless rolled over to an individual retirement account or other eligible retirement plan.

All participants are entitled to elect their employee contributions to be on a pre-tax, post-tax or Roth 401(k) basis, subject to certain limitations under the IRC.

The Plan provides a Company Retirement Contribution equal to 3% of eligible compensation and Company matching contribution equal to 50% of the first 4% of eligible compensation that the employee contributes to the Plan. Employees hired before April 1, 2007 are eligible for additional age-based Retirement Contributions of up to 6% of eligible compensation. Participants can elect to invest Company contributions in any of the investment options available for employee contributions. Participants may not elect to invest more than 10% of Company Retirement Contributions in the Goodyear Stock Fund.

Participants may transfer amounts attributable to employee or employer contributions from one fund to the other on a daily basis subject to compliance with applicable trading policies of the Plan. Participants may not hold more than 10% of the portion of their account balance attributable to Company Retirement Contributions, immediately after a transfer of funds, in the Goodyear Stock Fund.

Participant Accounts

A variety of funds have been established for investment by participants of their accounts under the Plan. All fund accounts are valued by the Trustee at the close of business following each business day.

Interest and dividends (in funds other than the Goodyear Stock Fund) are automatically reinvested in each participant’s respective accounts and reflected in the unit value of the fund which affects the value of the participants’ accounts.

Under the Employee Stock Ownership Plan (the “ESOP”) portion of the plan, participants may elect to receive cash dividends on the Goodyear stock held in their employer match account. Such election results in a distribution to the participant. For the year ended December 31, 2018 total dividends paid on the Goodyear stock held were $1,124,109.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Plan Withdrawals and Distributions

Participants may take in-service distributions of vested amounts from their accounts if they:

•	Attain the age of 59 1⁄2, or

•	Qualify for a financial hardship.

The Internal Revenue Service (“IRS”) issued regulations governing financial hardship. Under the IRS regulations, withdrawals are permitted for severe financial hardship. Employee contributions to the Plan are automatically suspended for 6 months subsequent to a financial hardship withdrawal.

Participant vested amounts are eligible to be paid upon retirement, death or other termination of employment.

All withdrawals and distributions are valued as of the end of the day they are processed, and may be subject to income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future Company contributions and Plan expenses. As of December 31, 2018 and 2017, the Plan had forfeiture credits of $518,895 and $0, respectively.

Notes Receivable from Participants

Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any notes during the preceding twelve month period, or 50% of the participant’s vested account balance, excluding the participant’s sub-account attributable to Company retirement contributions. Participants may have up to two notes outstanding at any time. The interest rate charged is a fixed rate established at the time of the application based on prime plus one percent (6.25% and 5.25% at December 31, 2018 and 2017, respectively).

Repayments, with interest, are made through payroll deductions. If a note is not repaid when due, the outstanding balance is treated as a taxable distribution from the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Rollovers

Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the IRC into the Plan by a direct transfer from such other plan.

Expenses

Expenses of administering the Plan are paid partly by the Company and partly by the Commingled Trust. Trustee’s fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds and independent fiduciary of the Goodyear Stock Fund are paid from such funds which reduce the investment return reported and credited to participant accounts. Recordkeeping fees are paid from funds in which a participant invests.

The Professional Management Program offered by Advised Assets Group, LLC., an affiliate of Great-West Financial, is available to all participants. This program provides personalized portfolio management for participants who wish to delegate their investment decisions about fund choices within the Plan to a professional manager. Participation in the program is paid solely by those participants electing to enroll. The expenses reduce the investment return reported and credited to enrolled participant accounts.

Termination Provisions

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants’ accounts would then be fully vested with respect to Company contributions.

NOTE 3—RELATED PARTY TRANSACTIONS

An affiliate of the Trustee serves as the fund manager of the S&P 500 Index and Russell 1000 Growth Index Funds which are offered as investment funds available to participants under the plan.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

The Goodyear Stock Fund is designed for investment in common stock of the Company, except for short-term investments needed for Plan operations. During 2018, the price per share of Goodyear common stock on The Nasdaq Stock Market ranged from $18.79 to $36.07. The closing price per share of Goodyear common stock on The Nasdaq Stock Market was $20.41 at December 31, 2018 ($32.31 at December 31, 2017). The common stock of Goodyear and a Short-Term Investments Fund are the current investments of this fund. The portion of this fund related to employer matching contributions is designated as an ESOP.

NOTE 4—TAX STATUS OF PLAN

The IRS has determined and informed the Company by a letter dated October 23, 2017 that the Plan is qualified and the trust established for the Plan is exempt from Federal Income Tax under the appropriate Sections of the IRC. The Company and Plan’s tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to the Form 5500:

(Dollars in Thousands)	2018	2017
Net Assets Available for Benefits per the Financial Statements	$1,720,116	$1,837,573
Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	(1,082)	3,397
Amounts Allocated to Withdrawing Participants	(598)	(273)

Net Assets Available for Benefits per the Form 5500	$1,718,436	$1,840,697

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2018 to the Form 5500:

(Dollars in Thousands)
Benefits Paid to Participants per the Financial Statements	$158,080
Amounts Allocated to Withdrawing Participants at December 31, 2018	598
Amounts Allocated to Withdrawing Participants at December 31, 2017	(273)

Benefits Paid to Participants per the Form 5500	$158,405

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the plan year end, but not yet paid as of that date.

The following is a reconciliation of net investment loss from the Plan’s interest in the Commingled Trust per the financial statements for the year ended December 31, 2018 to the Form 5500:

(Dollars in Thousands)
Net Investment Loss from Plan’s Interest in Commingled Trust per the Financial Statements	$(100,732)
Impact of Reflecting Fully Benefit-Responsive Investment Contracts at Fair Value	(4,479)

Net Investment Loss from Plan’s Interest in Commingled Trust per the Form 5500	$(105,211)

Fully benefit-responsive investment contracts are recorded at fair value on the Form 5500.

NOTE 6—FINANCIAL DATA OF THE COMMINGLED TRUST

All of the Plan’s investments are in the Commingled Trust, which was established for the investment of plan assets. Each participating plan has a divided interest in the Commingled Trust. At December 31, 2018 and 2017, the Plan’s interest in the net assets of the Commingled Trust was approximately 67.5% and 66.1%, respectively.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

The Statements of Net Assets Available for Benefits of the Commingled Trust are as follows:

	December 31, 2018		December 31, 2017
(Dollars in Thousands)	Commingled Trust	Plan’s Interest in Commingled Trust	Commingled Trust	Plan’s Interest in Commingled Trust
Investments:
Investments at Fair Value:
Common Collective Trusts
JP Morgan Value Opportunities Fund	$44,171	$34,118	$56,209	$40,407
NT Collective S&P 500 Index Fund	455,950	306,711	515,934	339,789
JP Morgan ACWI Ex US Fund	170,933	116,537	210,862	142,785
NT Collective Russell 1000 Growth Index Fund	114,958	76,260	112,729	68,772
Vanguard Fiduciary Trust Target Retirement Income Fund	23,858	17,783	24,964	18,582
Vanguard Fiduciary Trust Target Retirement 2015 Fund	54,925	39,875	60,070	43,365
Vanguard Fiduciary Trust Target Retirement 2025 Fund	269,681	180,022	284,521	186,700
Vanguard Fiduciary Trust Target Retirement 2035 Fund	202,624	133,698	206,194	134,444
Vanguard Fiduciary Trust Target Retirement 2045 Fund	170,541	111,365	178,058	115,555
Vanguard Fiduciary Trust Target Retirement 2055 Fund	34,149	25,027	30,441	22,118
Western Asset Core Plus Bond Fund	119,517	81,340	119,475	80,008
Victory Small Cap Value Collective Fund	22,184	18,183	26,589	21,568
Fidelity Managed Income Portfolio Fund	—	—	7,610	—
Short-Term Investments	24,434	16,277	33,032	21,636

Mutual Funds
Carillon Eagle Growth & Income Fund	66,703	49,819	77,072	56,672
Charles Schwab Self Directed Account - Mutual Funds	48,355	29,870	57,366	36,084
Common Stock of The Goodyear Tire & Rubber Company	65,347	41,139	101,153	62,555

Total Investments at Fair Value	1,888,330	1,278,024	2,102,279	1,391,040

Investments at Contract Value:
Investment Contracts (See Note 8)	608,928	407,390	630,232	415,637

Total Investments	2,497,258	1,685,414	2,732,511	1,806,677

Receivables:
Accrued Interest and Dividends	49	33	1,127	737

Total Receivables	49	33	1,127	737

Total Assets	2,497,307	1,685,447	2,733,638	1,807,414

Liabilities:
Administrative Expenses Payable	(1,582)	(1,090)	(2,340)	(1,563)
Pending Sales	(338)	(213)	(1,160)	(765)

Total Liabilities	(1,920)	(1,303)	(3,500)	(2,328)

Net Assets Available for Benefits	$2,495,387	$1,684,144	$2,730,138	$1,805,086

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Net investment loss for the Commingled Trust is as follows:

(Dollars in Thousands)	Year Ended December 31, 2018
Net Depreciation in Fair Value of Investments	$(165,624)
Interest and Dividends	17,875

Investment Loss	(147,749)
Administrative Expenses	(2,052)

Net Investment Loss	$(149,801)

NOTE 7—FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

•	Level 1 – Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

The Commingled Trust’s assets measured at fair value on a recurring basis are as follows:

	December 31, 2018
(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Mutual Funds	$115,058	$—	$—	$115,058
Common Stock	65,347	—	—	65,347

Total Assets in the Fair Value Hierarchy	$180,405	$—	$—	180,405

Investments Measured at Net Asset Value:
Common Collective Trusts				1,707,925

Total Investments at Fair Value				$1,888,330

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$134,438	$—	$—	$134,438
Common Stock	101,153	—	—	101,153

Total Assets in the Fair Value Hierarchy	$235,591	$—	$—	235,591

Investments Measured at Net Asset Value:
Common Collective Trusts				1,866,688

Total Investments at Fair Value				$2,102,279

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Investments that were measured at net asset value (“NAV”) per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to total investments at fair value of the Commingled Trust. Valuation methodologies used for assets and liabilities measured at fair value are as follows:

Mutual Funds: Valued at the NAV of shares held by the Commingled Trust at year end, as determined by the closing price reported on the active market on which the individual securities are traded.

Common Stock: Valued at the year-end closing price reported on the active market on which the individual securities are traded.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

Common collective trusts: Valued at the NAV of units held by the Commingled Trust at year end. The NAV, as provided by the trustee of each common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by each fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the plan were to initiate a full redemption of any common collective trust, each investment advisor reserves the right to temporarily delay withdrawal to ensure that securities liquidation will be carried out in an orderly business manner. The common collective trust funds had a fair value of approximately $1,707,925,000 and $1,866,688,000 as of December 31, 2018 and 2017, respectively, with no unfunded commitments, daily pricing frequency, and full redemption notice periods that extend no greater than 30 days.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 8—INVESTMENT CONTRACTS

One investment fund available under the Commingled Trust is the Stable Value Fund, which has entered into benefit-responsive guaranteed investment contracts and wrapper contracts with various financial institutions. The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The value of the Commingled Trust’s investment in the Stable Value Fund was approximately $608,928,000 and $630,232,000 as of December 31, 2018 and 2017, respectively.

As described in Note 1, because the guaranteed investment contracts held by the Commingled Trust are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Commingled Trust by the manager of the Stable Value Fund, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon individually with the issuers.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

December 31, 2018 and 2017

The Stable Value Fund has purchased wrapper contracts from the financial institutions. The wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for underlying investments). The issuers of the wrapper contracts provide assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Commingled Trust elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

The wrapper contracts do not permit the issuers to terminate the contracts unless the Plan loses its qualified status, has incurred material breaches of responsibilities, or material and adverse changes occur to the provisions of the Plan.

THE GOODYEAR TIRE & RUBBER COMPANY

EMPLOYEE SAVINGS PLAN

FOR SALARIED EMPLOYEES

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2018

Employer Identification Number: 34-0253240, Plan Number: 004

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower lessor or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value
*	Notes Receivable from Participants	4.25%—6.25%	$—	$33,414,983

Note: This schedule excludes the Plan’s interest in the Commingled Trust, which is not required to be reported on the schedule pursuant to the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

*	Represents a party-in-interest to the Plan, as defined by ERISA.